

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2020

Robert Dechant
Chief Executive Officer
IBEX Ltd.
1700 Pennsylvania Avenue NW, Suite 560
Washington, DC 20006

       Re: IBEX Ltd.
          Registration Statement on Form F-1
          Filed July 10, 2020
          File No. 333-239821

Dear Mr. Dechant:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2020 letter.

Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 80

1.   In your response to prior comment 4 you state that you currently intend to award options to purchase your common shares to members of your senior management in the near future. To the extent these awards are issued prior to the effective date of your registration statement, please disclose the number of options issued, vesting terms, total compensation expense and period over which compensation expense is expected to be recognized. Clarify the fair value of your common stock used in the determination of the value of these options and explain any material differences between the fair value of your common stock and the mid-point of your IPO price range. Please provide the same

information for 338,432 incentive stock options issued on June 30, 2020 that you disclose on page 20.

COVID-19, page 80

2.   Your disclosure indicates that the COVID-19 pandemic has adversely impacted your business and results of operations. Please disclose the specific known material impacts of the pandemic on your revenue, expenses, net income, liquidity and cash flows for periods after March 31, 2020. Discuss more specifically how the changes in overall client demand for your services, price concessions and increases in employee expenses, that you discuss on page 25, have impacted your operating results. Also, discuss any known tends that are reasonably likely to have a material impact on your operating results in future periods. We refer you to Item 303 (a) of Regulation S-K.

Client-Related Factors Affecting Our Performance, page 81

3.   We note your disclosure on page 17 that Frontier Communications Corporation, a client representing 18.6% of your revenue, filed a petition under Chapter 11 of the United States Bankruptcy Code. Please also disclose how much this client contributed to your income from operations for the nine months ended March, 31 2020. Further, disclose any known material reductions in revenue or operating income from this client for periods after March, 31, 2020. We refer you to Item 303 (a) of Regulation S-K.

Results of Operations
Nine Months Ended March 31, 2020 and 2019
Operating Expenses, page 95

4.   Please further explain the decrease in reseller commissions for the nine months ended March 31, 2020 as compared to the nine months ended March 31, 2019 and how improved operational efficiency led to this decrease. Discuss any known trends that you reasonably expect may have a material impact on these expenses in future periods.

Unaudited Interim Financial Statements as of March 31, 2020 and the nine month periods ended March 31, 2020 and 2019
Notes to the Unaudited Interim Financial Statements
15. Segments, page F-19

5.   Please explain the basis for only presenting a single segment and providing the underlying disclosures. Further, tell us why your presentations of EBITDA from continuing operations and Adjusted EBITDA from continuing operations are proper when you only have a single reportable segment. That is, explain why presenting a segment measure is proper when the segment represents the entire company. In addition, since your reportable segment changed in the recent reporting period, please explain why you did not restate those segments in your annual financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology